MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2019

Date of Report: April 29, 2020

INTRODUCTION

The Company was incorporated under the laws of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares.

The head office of DXI Energy is located at 523 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States.

The following management’s discussion and analysis (“MD&A”) is dated April 29, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019 and 2018. Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward- looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward- looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2020 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2020. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating Netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from Operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from (used in) operating activities to cash flows from (used in) operations, a non-IFRS measure:

	Three months ended December 31		Year ended December 31
(CA$ thousands)	2019	2018	2019	2018
	$	$	$	$
Cash flows used in operating activities	(481)	(483)	(1,805)	(891)
Change in operating working capital	289	194	422	(720)
Cash flows used in operations	(192)	(289)	(1,383)	(1,611)

Further, the Company discloses “Adjusted Working Capital Deficit”, a non-IFRS measure on page 13, in determining the Company’s “Total Capital” under “Liquidity and Capital Resources” section. “Adjusted Working Capital Deficit” reflects management’s estimate of working capital cash flows on a going concern basis and not necessarily those prescribed by IFRS.

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2019, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli).

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Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

CHANGES IN ACCOUNTING STANDARDS

The Company adopted IFRS 16 "Leases" on January 1, 2019. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective approach, whereby the cumulative effect of initially applying the standard was recognized as a $97,000 increase to right-of-use assets (included in "property and equipment") with a corresponding increase to lease liabilities. The right-of-use assets recognized were measured at amounts equal to the present value of the lease liabilities. The weighted average incremental borrowing rate used to determine the lease liabilities at adoption was approximately 10%. The right-of-use asset and lease liabilities recognized relate to the Company's head office lease in Vancouver and the lease for its Calgary office. The Company elected to not apply lease accounting to the short-term leases and leases for low-value assets.

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2019 reporting period. These standards have been assessed by the Company and are not expected to have a significant impact on the Company’s consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed disclosure controls and procedures (“DCP”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2019.

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The Company has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2019. The Company is required to disclose herein any change in the Company's ICFR that occurred during the recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

No material changes in the Company's DCP and its ICFR were identified during the three months ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52- 110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

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During the year ended December 31, 2019, the Company:

1. Raised gross proceeds of $3,293,000 in equity under challenging market conditions, allowing the Company to develop additional natural gas reserves at Woodrush in northeastern B.C. and assess the viability of converting the Woodrush production facilities to a methanol production facility, as well as contribute to general working capital;

2. Completed the conversion of $780,000 in secured convertible debt with arms-length U.S. accredited investors into 12,999,998 common shares of the Company;

3. Completed the conversion of $3,500,000 in secured convertible debt with related parties into 58,333,333 common shares of the Company and the conversion of $161,000 in accrued interest on the secured convertible debt into 2,690,931 common shares of the Company; and

4. Increased net revenues by 23% to $377,000 from $307,000 for the comparative period ended December 31, 2018.

REVENUE

Fourth Quarter 2019 vs. Fourth Quarter 2018	Three Months Ended December 31
(CA$ thousands, except as otherwise noted)	2019	2018	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	28	52	-46%
Natural gas (mcf/d)	1,501	360	317%
Total (BOE/d)	278	112	149%

Average realized prices:
Oil and natural gas liquids ($/bbl)	50.42	39.18	29%
Natural gas ($/mcf)	1.79	3.57	-50%
Total ($/BOE)	14.73	29.69	-50%

Revenue, before royalties:
Oil and natural gas liquids	131	188	-30%
Natural gas	246	119	107%
Total	377	307	23%

For the three months ended December 31, 2019 (“Q4 2019”), total revenue, before royalties, increased by $70,000 or 23%, due to a 149% increase in oil and natural gas production on a “BOE” basis. This was offset by a 50% reduction in the combined average realized prices.

During Q4 2019, oil production decreased to an average of 28 BOPD from 52 BOPD for Q4 2018. This 46% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. The substantial increase in natural gas production was due to the result of a fixed natural gas delivery contract with BP Canada Energy Group starting on September 1, 2019. The Company has firm pipeline capacity of 1,500 GJ/d at a price of $1.45/GJ through to March 31, 2020.

TSX: DXI; OTCQB: DXIEF	7	www.dxienergy.com

Year-to-date 2019 vs. Year-to-date 2018	Year Ended December 31
(CA$ thousands, except as otherwise noted)	2019	2018	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	40	62	-36%
Natural gas (mcf/d)	677	747	-9%
Total (BOE/d)	153	186	-18%

Average realized prices:
Oil and natural gas liquids ($/bbl)	52.28	58.28	-10%
Natural gas ($/mcf)	2.11	2.33	-9%
Total ($/BOE)	22.96	28.68	-20%

Revenue, before royalties:
Oil and natural gas liquids	757	1,315	-42%
Natural gas	521	636	-18%
Total	1,278	1,951	-34%

For the year ended December 31, 2019, total revenue, before royalties, decreased by $673,000 or 34%, due to a 18% decline in oil and natural gas production on a “BOE” basis and a 20% decline in the combined average realized prices.

During the year ended December 31, 2019, oil production decreased to an average of 40 BOPD from 62 BOPD for the year ended December 31, 2018. This 36% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

OIL OPERATIONS

	Three months ended December 31			Year ended December 31
($/bbl)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Oil and NGL's revenue, realized price	50.42	39.18	29%	52.28	58.28	-10%
Royalties	(5.91)	(5.52)	7%	(5.73)	(6.94)	-17%
Operating and transportation expenses	(46.00)	(43.44)	6%	(47.32)	(36.55)	29%
Operating netback	(1.49)	(9.78)	-85%	(0.77)	14.79	-105%

The average price received for oil sales increased by 29% for Q4 2019, relative to the corresponding period of 2018. The increase in DXI Energy’s average realized oil price reflected the benchmark price recovery in Canada and the rest of the world. The average price received for oil sales decreased by 10% for the year ended December 31, 2019, relative to the corresponding period of 2018. The decline was due to the regional oversupplies in Western Canada caused by pipeline constraints, mainly to USA markets.

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Average oil royalties for the three months ended December 31, 2019 were higher, relative to the corresponding period of 2018, due to higher average oil prices received in the 4th quarter of 2019. Average oil royalties for the year ended December 31, 2019 were lower, relative to the corresponding period of 2019, due to lower average oil prices received in 2019.

Operating and transportation expenses for the three and twelve months ended December 31, 2019 were higher, relative to the corresponding periods of 2018, mainly due to certain fixed operating costs being allocated over a lower oil production volume.

NATURAL GAS OPERATIONS

	Three months ended December 31			Year ended December 31
($/mcf)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Gas revenue, realized price	1.79	3.57	-50%	2.11	2.33	-9%
Royalties	(0.09)	(0.45)	-80%	(0.27)	(0.18)	55%
Operating and transportation expenses	(2.59)	(4.52)	-43%	(3.30)	(3.61)	-9%
Operating netback	(0.89)	(1.40)	-36%	(1.46)	(1.46)	0%
Barrel of oil equivalent netback ($/BOE)	(5.32)	(8.41)	-37%	(8.75)	(8.73)	0%

The average price received for gas sales decreased by 50% and 9% for the three and twelve months ended December 31, 2019, relative to the corresponding periods of 2018. The reduction was due to a surplus of gas in the Fort St. John region caused by development of the massive Montney Shale gas play combined with related pipeline constraints.

Average gas royalties for Q4 2019 were lower, relative to the corresponding period of 2018, due to lower average gas prices received for the Fort St. John region. Average gas royalties for the year ended December 31, 2019 were higher, relative to the corresponding period of 2018, mainly due to the overriding royalty associated with the Coachman settlement.

Operating and transportation expenses per unit for Q4 2019 were lower, relative to the corresponding period of 2018, primarily due to certain fixed operating costs being allocated over a higher natural gas production. Operating and transportation expenses per unit for the year ended December 31, 2019 remained unchanged from 2018 levels.

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FINANCING EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Interest on short-term loan from related parties	-	25	-100%	33	100	-67%
Accretion of long-term loans from related parties	140	213	-34%	633	787	-20%
Accretion of convertible debt	6	14	-57%	6	14	-57%
Other financing expenses	10	19	-47%	93	124	-25%
	156	271	-42%	765	1,025	-25%
Average debt outstanding	4,000	8,009	-50%	5,282	7,628	-31%
Average interest rate on debt	5.0%	5.0%	0%	5.2%	5.3%	-2%
Interest expense per BOE (1)	1.95	9.77	-80%	4.89	5.94	-18%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on loans from related parties and convertible debt.

Accretion expense is the Financing Expense realized in the current period on the related party loan and convertible debt, which were issued with embedded financial instruments. In accordance with IFRS, the related party debt and convertible debt are measured using an estimated fair value of a similar loan with no financial instruments attached. The loan is accreted using the “implicit” interest rate (as distinct from the related debt instrument’s coupon rate) on the related party loan and convertible debt.

Accretion expense on the related party loan for the three and twelve months ended December 31, 2019 was lower than the corresponding periods of 2018. The decline was due to lower average related party loans outstanding.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Salary and benefits	39	46	-15%	239	314	-24%
Other G&A expenses	257	34	656%	786	790	-1%
Gross G&A expenses	296	80	270%	1,025	1,104	-7%
Overhead recoveries	(4)	(5)	-20%	(20)	(22)	-9%
Total net G&A expenses	292	75	289%	1,005	1,082	-7%
$ per BOE	11.40	7.25	57%	18.05	15.91	13%

Higher G&A expenses for the three months ended December 31, 2019 was due to the consulting fees paid to the Company’s executive officers associated with the work performed for the conversion of the production facilities at Woodrush to a methanol production facility.

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AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Amortization and depletion	98	205	-52%	657	1,160	-43%
Impairment losses	162	14,567	-99%	180	14,568	-99%
Total amortization, depletion and impairment losses	260	14,772	-98%	837	15,728	-95%
$ per BOE	10.15	1,428.86	-99%	15.03	231.23	-93%

The decrease in amortization and depletion for the three and twelve months ended December 31, 2019 was primarily due to lower oil and gas production for the periods.

During the year ended December 31, 2019, the Company recorded an impairment of $160,000 on its oil and gas properties in British Columbia, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount, caused primarily by the declining forecast oil reserves. Additionally, the Company recorded an impairment of $20,000 on its oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount.

During the year ended December 31, 2018, the Company recorded an impairment of $3.1 million on its oil and gas properties in British Columbia, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount, caused primarily by a significant reduction in pro-forma natural gas prices. Additionally, the Company recorded an impairment of $11.46 million on its Kokopelli assets in the U.S. because the carrying value of the assets exceeded their recoverable amount, following the assignment of certain non-core, non-producing P&NG properties with assigned “probable” reserves to settle and retire a financial contract liability.

LOSS FOR THE PERIOD

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Income (loss)	(2,972)	(8,739)	-66%	(5,221)	(11,632)	-55%
$ per common share, basic	(0.01)	(0.08)	-84%	(0.03)	(0.11)	-75%
$ per common share, fully diluted	(0.01)	(0.08)	-84%	(0.03)	(0.11)	-75%
$ per BOE	(116.07)	(845.30)	-86%	(93.77)	(171.01)	-45%

The decrease in the loss for the three and twelve months ended December 31, 2019 was primarily due to lower amortization, depletion and impairment losses. This was partially offset by the recognition of $2.1 million loss on held-for-sale assets in the current quarter and the recognition of $6.9 million gain on settlement of financial contract liability in 2018.

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CASH FLOWS FROM OPERATIONS

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Cash flows used in operations	(192)	(289)	-34%	(1,383)	(1,611)	-14%
$ per common share, basic	(0.00)	(0.00)	0%	(0.01)	(0.02)	-53%
$ per common share, fully diluted	(0.00)	(0.00)	0%	(0.01)	(0.02)	-53%
$ per BOE	(7.50)	(27.95)	-73%	(24.84)	(23.68)	5%

During the three months ended December 31, 2019, the decrease in excess funds used in operations is primarily related to higher oil and gas revenues. This was partially offset by higher operating and transportation expenses and G&A expenses for the period. During the year ended December 31, 2019, the reduction in excess funds used in operations is mainly due to lower operating and transportation expenses and G&A expenses for the year. This was partially offset by lower oil and gas revenues.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside. Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2019		Year ended December 31, 2018
(CA$ thousands)	$	% of total	$	% of total	% change
Land acquisition and retention	68	4.6%	61	7.8%	11%
Drilling and completion	1,326	89.8%	652	83.5%	103%
Facility and pipelines	17	1.2%	-	0.0%	100%
Geological and geophysical	50	3.4%	48	6.1%	4%
Capitalized general and administrative	16	1.1%	20	2.6%	-20%
Total	1,477	100.0%	781	100.0%	89%

LIQUIDITY AND CAPITAL RESOURCES

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

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	December 31, 2019	December 31, 2018
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	1,255	1,788	-30%
Loans from related parties (face value)	4,000	7,500	-47%
Convertible debt (face value)	-	520	-100%
Net debt (2)	5,255	9,808
Share capital	109,323	101,715	7%
Contributed surplus and accumulated other comprehensive income	16,607	17,579	-6%
Deficit	(132,698)	(127,477)	4%
Total Capital	(1,513)	1,625

(1) Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids and deposits

(2)  Excludes decommissioning liability

Adjusted Working Capital

December 31, 2019
(CA$ thousands)	$
Working capital deficit	(1,831)
Add: current portion of loans from related parties	408
Add: lease liabilities	16
Add: current portion of decommissioning liability	152
Adjusted working capital deficit (excluding loans from related parties, lease liabilities and decommissioning liability)	(1,255)

The adjusted working capital deficit at December 31, 2019 includes $193,000 of cash and cash equivalents, $131,000 of accounts receivable, $36,000 of prepaids and deposits, $323,000 of assets held for sale, $1.8 million of accounts payable and accrued liabilities and $152,000 of liabilities directly associated with assets held for sale.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern and Sources of Financing

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has a working capital deficiency of $1.8 million. The Company also has an accumulated deficit of $132.7 million.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest.

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On April 29, 2019, the Company entered into an agreement with HEC to convert $2,500,000 into 41,666,666 shares of the Company at a price of $0.06 per share. The agreement was approved by the “disinterested” shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 41,666,666 shares of the Company were issued to HEC. The principal loan amount owing at December 31, 2019 is $2,000,000.

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director and officer of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

On April 29, 2019, the Company entered into an agreement with HEC to convert $1,000,000 into 16,666,667 shares of the Company at a price of $0.06 per share. The agreement was approved by the “disinterested” shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 16,666,667 shares of the Company were issued to HEC and the loan was repaid in full accordingly.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest.

On May 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of September 30, 2019. On October 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to further defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of December 31, 2019. Subsequent to December 31, 2019, the deferred interest amount of $133,000 was paid in full via issuance of the Company’s 4,430,136 common shares. The share issuance was approved by the Toronto Stock Exchange on January 24, 2020.

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In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI. The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. An initial closing of $520,000 was completed on October 5, 2018 upon receipt of all regulatory approvals. On January 16, 2019, the Company closed the final tranche of $260,000 upon receipt of all regulatory approvals. In February 2019, all the four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Capital Resources

Non-current Assets Held for Sale

On December 31, 2019, the Company terminated operations in the Piceance Basin in the State of Colorado and formally listed its remaining oil and gas properties in the Basin for sale with an accredited agent in the USA. The Company has no plans to further develop its’ existing petroleum and natural gas properties in Colorado or explore for new opportunities in the Piceance Basin.

Consequently, an impairment test was conducted at December 31, 2019 and the Piceance Basin assets were written down by $2,124,000 to their estimated fair value less transaction costs of $268,000 (US$207,000). The major classes of assets and liabilities classified as held for sale as at December 31,

2019 are as follows:

(CA$ thousands)	$
Accounts receivable	55
Property and equipment	268
Assets held for sale	323
Accounts payable and accrued liabilities	152
Decommissioning liability	152
Liabilities directly associated with assets held for sale	304

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CONTRACTUAL OBLIGATIONS

As of December 31, 2019, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2020	2021	2022	2023	2024	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	1,786	-	-	-	-	Nil	1,786
Trade payables associated with assets held for sale	152						152
Debt repayments	-	-	4,000	-	-	Nil	4,000
Total	1,938	-	4,000	-	-	Nil	5,938

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019 and 2018, the Company entered into the following transactions with related parties:

(a) Compensation awarded to key management included a total of salaries and director fees of $311,000 (2018 - $230,000) and non-cash stock-based compensation of $114,000 (2018 - $77,000). Key management includes the Company’s officers and directors. The salaries and director fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2019 is $268,000 (December 31, 2018 - $207,000) owing to the officers and directors of the Company.

(b) Interest expenses of $Nil (2018 - $397,000) related to the loans from related parties were paid in cash to the companies controlled by or associated with a director of the Company. Interest expenses of $161,000 (2018 - $Nil) related to the loans from related parties were paid via issuance of the Company’s 2,690,931 common shares to the companies controlled by or associated with a director of the Company.

(c) In 2017, the Company entered into loan agreements with a director of the Company and the private companies associated with the director of the Company. The terms and conditions of these agreements are described in the section “Going Concern and Sources of Financing” above.

SHAREHOLDERS’ CAPITAL

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined. During the year ended December 31, 2019, 70.9 million common shares were issued on the completion of private placements and 74.0 million common shares were issued pursuant to the debt conversion. As at April 29, 2020, the Company had $252.9 million common shares issued and outstanding and no preferred shares issued and outstanding.

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SUBSEQUENT EVENTS

(a) On March 4, 2020, the Company’s Board of Directors formally ratified management’s recommendation to suspend operations at the Company’s Woodrush facilities in North-East British Columbia following termination of the Company’s existing natural gas sales contract on March 31, 2020. The Company will monitor oil and gas prices and recommence operations when oil and gas prices recover to a level where the Company can again achieve profitability from its’ exploration and production activities.

(b) On March 31, 2020, the Board of Directors decided to exit the energy industry in light of the effects of COVID-19 on the world’s oil markets, and the related lack of available capital to fund the exploration and development programs of smaller oil and gas companies.

The Board has determined that its oil and gas properties, including Woodrush (note a above) and Kokopelli in the Piceance Basin of Colorado, will be sold. Funds received from the sale, if any, will be applied to satisfy existing accounts payable obligations and the costs to maintain corporate affairs and search for a new business.

Following the Company’s decision to reorganize its’ affairs, four directors tendered their resignation, including the Chairman and Chief Executive Officer.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2019.

SELECTED ANNUAL INFORMATION

The following table summarizes key financial and operating information over the three most recently completed financial year.

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(CA$ thousands, except per unit amounts)	2019	2018	2017
Gross oil and gas revenues	1,278	1,951	2,816
Net income (loss)	(5,221)	(11,632)	(5,209)
Per share - basic ($/common share)	(0.03)	(0.11)	(0.08)
Per share - diluted ($/common share)	(0.03)	(0.11)	(0.08)
Total assets	2,067	3,165	18,809
Production (BOE/d)	153	186	273
Average realized price ($/BOE)	22.96	28.68	28.27
Operating netback ($/BOE)	(6.71)	(0.98)	3.98
Netback as a percentage of sales	-29%	-3%	14%

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending December 31, 2019:

(CA$ thousands, except per unit amounts)	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1
Gross oil and gas revenues	377	308	308	285	307	570	472	602
Net income (loss)	(2,972)	(846)	(531)	(872)	(8,739)	(625)	(1,086)	(1,182)
Per share - basic ($/common share)	(0.01)	0.00	0.00	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)
Per share - fully diluted ($/common share)	(0.01)	0.00	0.00	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)
Total assets	2,067	4,415	4,926	5,091	3,165	18,284	18,457	19,024
Average production (BOE/d)	278	161	84	84	112	203	203	229
Average realized price ($/BOE)	14.73	20.88	40.05	37.46	29.69	30.58	25.56	29.24
Operating netback ($/BOE)	(4.98)	(4.15)	(4.58)	(19.67)	(9.23)	5.30	(2.99)	(0.74)
Netback as a percentage of sales	-34%	-20%	-11%	-53%	-31%	17%	-12%	-3%

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 4th quarter of 2019 to the 4th quarter of 2018, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

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In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that DXI Energy does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support on- going capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

TSX: DXI; OTCQB: DXIEF	19	www.dxienergy.com

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DXI; OTCQB: DXIEF	20	www.dxienergy.com